PENSION PLAN AND PROFIT SHARING PLAN ENDORSEMENT



This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract.

THE FOLLOWING PROVISIONS APPLY TO A CONTRACT WHICH IS ISSUED UNDER A PLAN QUALIFIED UNDER INTERNAL REVENUE CODE ("IRC") SECTION 401. IN THE CASE OF A CONFLICT WITH ANY PROVISION IN THE CONTRACT, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL.

1. The Annuitant of this Contract will be the applicable Participant under the Plan and the Contract Owner of this Contract will be as designated in the Plan.

2. This Contract, and the benefits under it, cannot be assigned, discounted, pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

3. The terms of this Contract and Endorsement are subject to the provisions of the Plan under which this Contract and Endorsement are issued.

4. The MISSTATEMENT OF AGE OR SEX section of the Contract is deleted and replaced by the following section entitled "MISSTATEMENT OF AGE":

     We may require proof of Age of the Annuitant before making any life contingent annuity payment provided for by this Contract. If the Age of the Annuitant has been misstated, the amount payable will be the amount that the Purchase Payments would have provided at the true Age. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment and over payments will be deducted from the future Annuity Payments until the total is repaid.

All other terms and conditions of the Contract remain unchanged.


                ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                             Signed for the Company


      Secretary                                            President